NUWAY ENERGY, INC.
                         19100 Von Karman Ave, Suite 450
                                Irvine, CA 92612


                                            January 8, 2002

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Attention: Mara Ransom

            Re: NuWay Energy, Inc.(formerly Latin American Casinos, Inc., the "Company") Form S-3 Filed July 27, 2001
                  File No. 333-66022
                  -------------------------------------------------------------

Dear Ms. Ransom:

         Please be advised that the Company hereby request that the Company's Registration Statement on Form S-3 (the "Form S-3") be withdrawn. Pursuant to Rule 477(c) of the Securities Act of 1933, no securities have been sold in connection with this offering. The Company requests that this withdrawal take effect immediately or as soon thereafter as is practicable.

         Should you have any questions or require additional information regarding the foregoing, please contact the undersigned or Jeffrey Stein, Counsel of NuWay Energy, Inc. at Tel: 212-809-4220.

                                                Sincerely,

                                                /s/  TODD SANDERS
                                                --------------------------------
                                                Todd Sanders
                                                President


cc:  Jeffrey M. Stein